UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                  (Amendment No. ___________)*


                    INTERNATIONAL SHIPHOLDING
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                            460321201
                         (CUSIP Number)

                        December 31, 2003
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  460321201

  1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
           Donald Smith & Co., Inc.
              13-2807845

  2. Check the Appropriate Box if a Member of a Group (See
  Instructions)

      (a)
      (b)  [X]


 3.  SEC Use Only
...............................................................

 4.  Citizenship or Place of Organization
             A Delaware Corporation

Number of          5.  Sole Voting Power      260,100 shares
Shares
Beneficially       6.  Shared Voting Power       0
Owned by
Each Reporting         7.    Sole Dispositive Power  260,100
shares
Person With
                    8.   Shared Dispositive Power   0


 9.Aggregate Amount Beneficially Owned by Each Reporting Person
       260,100 shares


 10. Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)

 11. Percent of Class Represented by Amount in Row (9)  less than 5%
 12. Type of Reporting Person (See Instructions)       IA


Item 1.

     (a)  Name of Issuer:  International Shipholding
     (b)  Address of Issuer's Principal Executive Offices
               650 Poydras Street
               New Orleans, Louisiana 70130

Item 2.

    (a)  Name of Person Filing:  Donald Smith & Co., Inc.

     (b)  Address of Principal Business Office:
          East 80 Route 4 p Suite 360
    Paramus, NJ 07652

    (c)  Citizenship:    A Delaware Corporation

    (d)  Title of Class of Securities: Common

     (e)  CUSIP Number: 460321201

Item 3.  This statement is filed pursuant to Section 240.13d-
          1(b), and the person filing is an investment advisor registered in accordance with Section 240.13d-
          1(b)(1)(ii)(E);

Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:    SEE ITEM 9 OF COVER PAGE

    (b)  Percent of class:             Less than 5%

    (c)  Number of shares as to which the person has:
          (i)  SOLE POWER TO VOTE:           SEE ITEM 5 OF COVER
PAGE
          (ii) SHARED POWER TO VOTE:         SEE ITEM 6 OF COVER
PAGE
          (iii)     SOLE POWER TO DISPOSE:        SEE ITEM 7 OF
COVER PAGE
          (iv) SHARED POWER TO DISPOSE: SEE ITEM 8 OF COVER PAGE

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following   [XX].

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:
                NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company
                NOT APPLICABLE

Item 8. Identification and Classification of Members of the
Group
                NOT APPLICABLE

Item 9. Notice of Dissolution of Group
                NOT APPLICABLE

Item 10.Certification

     (a)
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2004__________
Date

Donald G. Smith___________
Signature

President_________________
Title